Exhibit 99.1

First High-School Education Group Announces Completion of Going Private Transaction

BEIJING, CHINA / ACCESSWIRE / March 12, 2025 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced the completion of the merger (the “Merger”) contemplated under an Agreement and Plan of Merger (the “Merger Agreement”) the Company entered into with One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), on November 22, 2024, pursuant to which Merger Sub merged with and into the Company, effective as of March 10, 2025 (the “Effective Time”), with the Company being the surviving company. As a result of the Merger, the Company became a private company wholly owned by Parent, the American depositary shares of the Company (the “ADSs”), each of which represented three Class A ordinary shares of the Company (“Class A Ordinary Shares”), are no longer quoted on the OTC Market, and the Company’s ADS program was terminated.

Under the terms of the Merger Agreement and the plan of merger for the Merger, at the Effective Time, (i) each ordinary share of the Company (each an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and any Class A Ordinary Shares represented by ADSs) was cancelled and ceased to exist in exchange for the right to receive US$0.05 in cash per Ordinary Share without interest (the “Per Share Merger Consideration”), and (ii) each ADS (other than ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$0.15 in cash per ADS without interest, less an ADS cancellation fee of US$0.05 per ADS, and any applicable expenses, taxes and other governmental charges.

Because Merger Sub owned over 90% of the voting power represented by all issued and outstanding shares of the Company prior to the effectiveness of the Merger and the Merger was in the form of a short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Act, the Merger was not subject to a vote of the shareholders of the Company.

The Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Form 15 suspending the Company’s reporting obligations under the Securities Exchange Act of 1934. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the Merger, Zhongqin Asset Appraisal Co., Ltd. is serving as financial advisor to the committee of independent and disinterested directors established by the Company’s board of directors (the “Special Committee”). Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as U.S. legal counsel to the Special Committee. Loeb Smith is serving as Cayman Islands legal counsel to the Special Committee.

CKM Legal is serving as U.S. legal counsel to the buyer group. Appleby is serving as Cayman Islands legal counsel to the buyer group.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)